UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

APPOINTMENT OF EXECUTIVE OFFICERS
SIGNATURES

APPOINTMENT OF EXECUTIVE OFFICERS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On 19 August 2013, Ranganath D Mavinakere, Binod Hampapur Rangadore and Nithyanandan Radhakrishnan were appointed as Members of the Executive Council of the Company, effective immediately.

Ranganath D Mavinakere (Ranga) heads the Cost Optimization initiative in the Chairman’s Office. From January 2008 to July 2013, he was the Chief Risk Officer (“CRO”) for Infosys. As the CRO, Ranga worked with the Board’s Risk Management Committee and Audit Committee to enable the Board’s oversight of risk management and governance. Prior to taking up this role, Ranga was the head of the Domain Competency Group at Infosys where he led a group of over 120 industry consultants. He was also directly involved in projects with global financial service clients. From 1991 to 1999, Ranga worked at ICICI Limited where he was the Senior Vice President, Treasury and Planning. Ranga has a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad and a Masters in Technology from the Indian Institute of Technology, Madras.

Binod Hampapur Rangadore (Binod) heads the new Global Delivery Model initiative in the Chairman’s Office. Binod has over 28 years of industry experience and has played several roles at Infosys. He joined Infosys in 1993 and for three years he was the Head of Manpower planning. From 1996 to 1998, he headed the customer support group for the Banking Business Unit. For a period of 10 years after that till 2008, he was the Head of Commercial and Facilities at Infosys. From 2008 to 2010, he was Head of the India Business Unit and from 2010 to 2012, he was Global Head of Corporate Relations. Binod is an Alumni of BMS College of Engineering, Bangalore University, from where he obtained his bachelor’s degree in Industrial and Production Engineering in 1985.

Nithyanandan Radhakrishnan (Nithya) is a member of our Executive Council and Senior Vice President and General Counsel of the Company. Between April 2012 and now, he served as the Company’s Chief Compliance Officer and Special Counsel. Prior to that, between September 2010 and March 2012, he was the General Counsel of Roamware, Inc., and between July 2007 and August 2010, he worked with Indecomm Corporation as its General Counsel. Nithya joined Infosys in December 1998 and led the Legal Department till July 2007. In 2005 he availed a sabbatical to work with Wilson Sonsini Goodrich and Rosati as Legal Specialist, and resumed with Infosys as the Company's General Counsel in April 2006. Nithya received a B.A. LL.B Honors degree from the National Law School, Bangalore and was awarded a gold medal in Corporate and Business Laws. He is a licensed attorney in India and the State of California. He was featured by India Today magazine as one of its 30 Youth Icons for 2007 and he is also the recipient of Infosys' Best Employee Awards in 2000 and 2006.

As members of the Executive Council they will be entitled to an Executive Council allowance of USD 150,000 per annum pro-rata for the period as member.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: August 19, 2013	S. D. Shibulal Chief Executive Officer